Exhibit 3.1

CERTIFICATE OF DESIGNATIONS

ESTABLISHING SERIES OF PREFERRED STOCK

OF

CUBIC ENERGY, INC.

Pursuant to the provisions of Section 21.155 of the Texas Business Organizations Code, Cubic Energy, Inc., a Texas corporation (the “Corporation”), does hereby certify that the following resolution was adopted and approved by the Board of Directors of the Corporation as of October 2, 2013 for the purpose of establishing and designating a series of preferred stock and fixing and determining the rights and preferences thereof:

RESOLVED, that pursuant to the authority expressly granted to and vested in the Board of Directors of the Corporation, and in accordance with the provisions of its Amended and Restated Certificate of Formation, as may be further amended and restated, a series of preferred stock (“Preferred Stock”), with a par value of $0.01 per share, of the Corporation be and hereby is established and given the distinctive designation of Series B Convertible Preferred Stock (“Series B Convertible Preferred Stock”).  Such Series consists of thirty-five thousand (35,000) shares with the following relative rights and preferences:

1.                                      Stated Value.  The Series B Convertible Preferred Stock shall have a stated value of $1,000.00 per share (the “Stated Value”).

2.                                      Preferred Dividend.  Beginning on the date of issuance, holders of shares of Series B Convertible Preferred Stock shall be entitled to receive, from funds legally available for the declaration of dividends, cumulative dividends equal to 9.50% per share per annum, multiplied by the Stated Value, compounded quarterly on January 1, April 1, July 1 and October 1 of each year, beginning on January 1, 2014, or the first business day after any of the foregoing dates if such date falls on a Saturday, Sunday or a day on which the Federal Reserve Bank of Dallas, Texas, is permitted or required to be closed.  Dividends will accrue from and after the issuance of the Preferred Stock and will be payable (a) in additional shares of Series B Convertible Preferred Stock (valued at the Stated Value) for the first twelve (12) months after the first issuance, and (b) in cash or in additional shares of Series B Convertible Preferred Stock (valued at the Stated Value), at the Corporation’s discretion, thereafter.  The Corporation may pay dividends in fractional shares of Series B Convertible Preferred Stock.  Dividends will accrue to principal until full repayment at maturity, redemption or conversion.  During such time as any Series B Convertible Preferred Stock is outstanding, the Corporation shall not declare or pay any dividend on shares of the Corporation’s Common Stock (“Common Stock”) or any other junior securities of the Corporation unless the holders of the then outstanding shares of Series B Convertible Preferred Stock shall have received all accrued dividends as contemplated in this paragraph prior to the declaration and payment of a dividend on the Common Stock or any other junior securities of the Corporation.  No cash or property dividends shall be paid on shares of Series B Convertible Preferred Stock except as expressly permitted by this paragraph.

3.                                      Preference on Liquidation, Dissolution or Winding Up.

a.                                      Definition.  A consolidation or merger of the Corporation, a sale or transfer of substantially all of its assets as an entirety, or any purchase or redemption of capital stock of the Corporation of any class, shall not be regarded as a “liquidation, dissolution or winding up of the affairs of the Corporation” within the meaning of this Section 3.

b.                                      Preference.  At the conclusion of any proceedings for the voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of the Series B Convertible Preferred Stock shall be entitled to receive cash for each share of Series B Convertible Preferred Stock in an amount equal to the Stated Value plus all accrued and unpaid dividends on each such share of Series B Convertible Preferred Stock, before any distribution of the assets of the Corporation shall be made to the holders of the outstanding Common Stock, or funds necessary for such payment shall have been set aside in trust for the account of the holders of the outstanding Series B Convertible Preferred Stock so as to be and continue to be available therefor.  If upon such liquidation, dissolution or winding up, the assets distributable to the holders of the Series B Convertible Preferred Stock shall be insufficient to permit the payment to them of the Stated Value per share, plus such accrued and unpaid dividends, the assets of the Corporation shall be distributed to the holders of the Series B Convertible Preferred Stock ratably until they shall have received the full amount to which they would otherwise be entitled.  If the assets of the Corporation are sufficient to permit the payment of such amounts to the holders of the Series B Convertible Preferred Stock, the remainder of the assets of the Corporation, if any, after the distributions as aforesaid shall be distributed and divided ratably among the holders of the Common Stock then outstanding according to their respective shares.

4.                                      Conversion.

a.                                      Optional Conversion.  Subject to and upon compliance with the provisions of this Section 4(a), each holder of shares of Series B Convertible Preferred Stock shall have the right at such holder’s option, at any time after six (6) months following the date of first issuance of shares of Series B Convertible Preferred Stock, to convert all or a portion (subject to the limitations set forth in Section 4(a)(iv)) of such holder’s shares of Series B Convertible Preferred Stock into fully paid and nonassessable shares of Common Stock.

i.                                          Conversion Price.  Each share of Series B Convertible Preferred Stock shall be convertible into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the sum of the Stated Value and all accrued but unpaid dividends thereon to the date of such conversion by the Conversion Price (as defined below) for the Series B Convertible Preferred Stock in effect on the date of such conversion.  The “Conversion Price” shall be $0.50, subject to appropriate adjustment to equitably adjust for any stock splits, combinations and reclassifications of the Common Stock from the issuance of the Series B Convertible Preferred Stock to the date of conversion.

ii.                                       Mechanics of Optional Conversion.  The holder of any shares of Series B Convertible Preferred Stock may exercise the conversion right specified in this Section 4(a) by surrendering to the Corporation or any transfer agent of the Corporation the certificate or certificates for the shares to be converted, accompanied by written notice stating that the holder elects to convert all or a specified portion of the shares represented thereby.  Conversion shall be deemed to have been effected on the date when notice of an election to convert and certificates for the shares to be converted are delivered (the “Stock Conversion Date”).  As promptly as practicable thereafter, the Corporation shall issue and deliver to such holders a certificate or certificates for the number of full shares of Common Stock to which such holders are entitled.  The person in whose name the certificate or certificates of Common Stock are to be issued shall be deemed to have become a holder of record of such Common Stock on the applicable Stock Conversion Date.

iii.                                    Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of shares of Series B Convertible Preferred Stock.  Instead of any fractional shares of Common Stock, which would otherwise be issuable upon conversion of any shares of Series B Convertible Preferred Stock, the number of full shares of Common Stock issuable upon conversion thereof shall be rounded down to the closest whole number of shares.

iv.                                   Quarterly Limitations. Notwithstanding anything above, each holder of Series B Convertible Preferred Stock may not convert during any calendar quarter more than twenty-five percent (25%) of the aggregate number of shares of Series B Convertible Preferred Stock that had been issued to such holder.

b.                                      Required Conversion.  At any time immediately prior to the Corporation transferring all or substantially all of its assets, other than to one or more of its subsidiaries, or merging with or into another entity, or upon the expiration of five (5) years from the initial date of issuance of the Series B Convertible Preferred Stock, the Corporation may, at its option, cause all of the then outstanding shares of Series B Convertible Preferred Stock to convert into Common Stock on the terms set forth in Section 4(a) hereof by delivering notice of such conversion to the holders of Series B Convertible Preferred Stock upon delivery to the Corporation of certificates representing such shares of Series B Convertible Preferred Stock.  The Corporation shall request that each holder of Series B Convertible Preferred Stock deliver the stock certificates representing such Series B Convertible Preferred Stock in exchange for a stock certificate representing the Common Stock receivable upon conversion of the Series B Convertible Preferred Stock, but if the stock certificate representing the Series B Convertible Preferred Stock is not returned to the Corporation, it shall thereafter represent only the Common Stock into which the Series B Convertible Preferred Stock converted.

5.                                      Voting Rights.

(a)  Each holder of outstanding shares of Series B Convertible Preferred Stock shall be entitled to vote with holders of outstanding shares of Common Stock, voting together as a single class, with respect to any and all matters presented to shareholders of the Corporation for their action or consideration (whether at a meeting of shareholders of the Corporation, by written action of shareholders in lieu of a meeting or otherwise), except as provided by law.

(b)  In any vote or written consent referred to in Section 5(a), the holder of each outstanding share of Series B Convertible Preferred Stock shall be entitled to a number of votes equal to the number of shares of Common Stock into which such share is convertible, whether or not such shares are then convertible, and without giving effect to any restrictions on conversion provided in Section 4, as of the record date for such vote or written consent or, if there is no specified record date, as of the date of such vote or written consent.

(c)  Each holder of outstanding shares of Series B Convertible Preferred Stock shall be entitled to notice of all meetings of shareholders of the Corporation (or requests for written consent by shareholders of the Corporation) in accordance with the Corporation’s by-laws.

(d)  With respect to any and all matters presented to shareholders of the Corporation for their action or consideration (whether at a meeting of shareholders of the Corporation, by written action of shareholders in lieu of a meeting or otherwise), the record date fixed for holders of shares of Common Stock shall be the record date for holders of shares of Series B Convertible Preferred Stock.

6.                                      New Classes of Shares.  In the event that after the date hereof the Corporation desires to create a new class of shares having preferences upon a liquidation, dissolution or winding up of the affairs of the Corporation equal to or superior to the Series B Convertible Preferred Stock, the Corporation must first obtain the consent of the holders of a majority of the shares of Series B Convertible Preferred Stock then outstanding.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Designations as of this 2nd day of October, 2013.

CUBIC ENERGY, INC.

By:	/s/Calvin A. Wallen, III
Calvin A. Wallen, III
President